United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Attention: John Reynolds

Re:

Cord Blood America, Inc.

Form S-1

Filed December 2, 2008

File No. 333-155882

We have provided responses to your comments regarding our registration statement filed on Form S-1 on December 2, 2008.  Our responses are inserted directly below the Commission’s comments to our registration statement which you provided to us on December 30, 2008.

General

1.

Please revise the prospectus to fully disclose all of the material changes between the amended and initial Securities Purchase Agreement.  For example, we note the change in the maximum advance amount, among other things.

RESPONSE: We have amended our prospectus in our Form S1/A to fully disclose all of the material changes between the amended and initial Securities Purchase Agreement.

2.

The prospectus cover page indicates that shares underlying the amended agreement would equal 30% of currently outstanding shares.  Please revise here and elsewhere as appropriate.

RESPONSE: We revised our disclosure to accurately reflect the percentage of shares currently outstanding that would be underlying the agreement.

3.

Exhibit 10.102 does not appear complete as the amount of the floor price is not provided.  Please refile the complete amendment or explain..

RESPONSE: We have refiled a corrected amendment as requested.

4.

It is necessary for the principal financial officer to sign the registration statement.  Please revise the signature page to add the signature of the principal financial officer or designate the person who signs the registration.

RESPONSE: : We have revised the signature page disclosure to conform to the requirements of Form S-1 as requested in the Commission’s comment #4 above.

Sincerely

Matthew Schissler
Chairman & CEO

501 Santa Monica Boulevard, Suite 700, Santa Monica, CA 90401

Ph: 310.432.4090; Fax: 310.432.4098